UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of	May 2023

Commission File Number	001-41356

Electra Battery Materials Corporation
(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602 Toronto, Ontario, Canada M5H 2L3 (416) 900-3891
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Electra Battery Materials Corporation (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statements on Form F-10 (File No. 333-264982) and Form S-8 (File No. 333-264589) of the Company, as amended or supplemented.

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2023

99.2	Management’s Discussion and Analysis for the three months ended March 31, 2023

99.3	Form 52-109F2 – Certification of Interim Filings – CEO

99.4	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Material Corporation

Date: May 10, 2023	By:	/s/ “Craig Cunningham”
Name: Craig Cunningham
Title: Chief Financial Officer